Momentous Holdings Corp.

Suite 3, Floor 3, 148 Cambridge Heath Road

London, E1 5QJ, United Kingdom

December 29, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Hillary Daniels, Staff Attorney

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Momentous Holdings Corp.
Registration Statement on Form S-1
File No. 333-207163

Dear Ms. Daniels:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Momentous Holdings Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 PM Eastern Standard Time on December 31, 2015, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Momentous Holdings Corp.

By:

/s/ James Horan

James Horan

Chief Executive Officer